     Filed by Centex Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Centex Corporation
Commission File No.: 001-06776
Date: April 13, 2009

Transcript of video presentation made available to Centex employees April 13, 2009

Hi, I’m Tim Eller. I’m joined today by Richard Dugas, president and CEO of Pulte Homes, to share with you the exciting news we announced – Centex has agreed to merge with Pulte Homes to create what we believe will be the largest and best-positioned homebuilder in the nation.

Together, we wanted to share the significance of this new relationship, how the union of our two companies will change the home building industry, and the excitement we share about the opportunities and the extraordinary potential of the combined company.

This merger of industry leaders creates a stronger, more competitive organization unequaled among our peers – one that will lead the industry and compete far more effectively for many years to come.

Together, we’ll have the strongest liquidity position in the industry with more than $3.4 billion in cash, as of March 31. Throughout this cycle, I’ve talked about the need to generate and conserve cash. Today, the hard work and dedication you put forth to do just that is allowing us to leapfrog the rest of the industry, building value for our shareholders and investors, and ensuring future growth opportunities – in markets, in products, and in careers for you.

I know Richard feels as strongly as I do about the future opportunities with our combined resources. And I’ve asked him to share his thoughts with you today.

Thanks Tim.

Hello. I’m Richard Dugas, president and CEO of Pulte Homes.

I want to extend a warm welcome to each of you on behalf of the men and women of Pulte.

All of us at Pulte are very excited to combine forces with your great company as we begin work together on building the premier homebuilding company in America.

We know and respect Centex because we’ve competed against you for many years. In fact, I’m confident that many of you know several Pulte employees in your local market or office area. While I don’t have time today to tell you everything we respect about Centex, I will mention this:

  Your company and you as individuals always operate with integrity and honesty;
  Your homes are built with care;
  Satisfying customers is one of your priorities; and
  Your legacy of building great communities for nearly 60 years is matched by only one other company -- and that’s Pulte Homes.

In short, we feel right at home welcoming Centex to the Pulte family.

Let me spend a minute telling you about Pulte. Our Founder and Chairman Bill Pulte was an 18-year-old kid fresh out of high school when he built his first home in Detroit in 1950. He earned $10,000 for it.

Today, we build in 49 markets and 25 states. Our brands include Pulte Homes, DiVosta Homes in Florida, and our popular Del Webb active adult communities. We’re the number-one builder in active adult across America.

During 2007, Pulte celebrated building its 500,000th home. That’s another thing our two companies share in common.

Now, if you’d allow me, I’d like to tell you a little bit about myself.

For starters, my last name is pronounced Doo-gah and that comes from my Cajun roots in Louisiana. As I grew up there, I worked in my dad’s hunting and fishing store and watched him run his business. That’s where I learned many of the values I carry with me today.

They include:

  Hard work;
  Maintaining your integrity, no matter what; and
  Treating people right in every instance.

I graduated from Louisiana State University. My first job out of college was with Exxon. That’s where I met my wife, Susan. She also worked in sales for the company. We’ve been married 20 years this month and are the proud parents of three wonderful daughters.

Later, I moved on to Pepsi where I focused on process improvement for several years.

Then Pulte came calling and offered me a job in Detroit. I wanted a change and took the job. I started in process improvement then moved into the field and ran our operations in Atlanta and later the Southeast United States.

In May 2002, I was named Pulte Homes’ Chief Operating Officer and was later elected President and Chief Executive Officer in July 2003. I’ve been with Pulte for almost 15 years and consider myself blessed to work in a company that has values similar to what you experience at Centex everyday.

I can sum up my experience at Pulte with these words:

  We want to be the best builder in America and that means best for employees, customers, shareholders and partners. We don’t think we can be called great unless we win in all those areas;
  We value the diverse backgrounds and experiences of our people. They make us a stronger, better company; and

  Finally, this is a company – much like Centex – where hard work and performance determine your level of individual success. We’re not big on politics but are big on performance.

Now, let me point out just a few of the many benefits we see coming from this merger.

  Combined, we will be the premier homebuilder in America.
  We’re bringing together the strongest brand names in homebuilding.
  We’re combining land positions that will immediately complement each other. As an example, Centex’s strength in Texas and the Carolinas will nicely complement Pulte’s positions in the Southwest and Northeast.
  Our strength in segmentation gives us the most-diverse consumer orientation among U.S.homebuilders, with a sizeable presence in all major market segments.
  And, our shared focus on delighting the customer is unsurpassed. Over the past nine years, Pulte and Centex combined have earned nearly 300 top-3 finishes in the annual J.D. Power and Associates Study. Our nearest competitor has yet to reach 50.

Finally, I want to address what I know everyone is thinking about and that’s the impact this merger is expected to have on people and jobs.

This merger definitely melds together the strengths of Pulte and Centex. It also combines two companies with separate teams carrying out many of the same functions.

Where there is overlap, there is duplication and that needs to be reduced in order to maximize efficiency and yield cost savings. That means positions will be eliminated, both at Centex and Pulte. We won’t know the exact impact until we’ve had a chance to analyze it further, but the truth is that jobs will be cut.

Tim and I have spoken about this and have agreed to serve as co-chairs of an executive group overseeing the transition. We expect the process to be amicable and to proceed as quickly as possible. We agree that once decisions are made, the results need to be communicated to the people whose positions are affected as soon as possible. We also agree that just as we’ve done throughout the painful layoffs that both of our companies have endured separately, that together we’ll continue to treat every employee fairly and that anyone laid off will be treated with dignity and respect.

Let me finish by saying that Tim and I are fully aware that this exciting opportunity for Pulte and Centex is not going to happen without challenges and tough decisions. We are also both fully committed to giving everything we have personally to ensure maximum focus is placed on creating the very best homebuilding company in America. I look forward to meeting you in the near future and thank you for your time today. Let me turn it back over to Tim.

TIM

We know you’ll have many questions and we’ll do our best to address your concerns and keep you informed along the way. For now, it’s business as usual. Stay focused on the business and on serving our customers.

Together, we look forward to working with you to build excitement, to share the joy of what we do that makes our customers lives better, and to celebrate our future successes together.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements may include, but are not limited to, statements about the benefits of the proposed transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. These statements are subject to a number of risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or implied by, these statements. You can identify these statements by the fact that they do not relate to matters of a strictly factual or historical nature and generally discuss or relate to forecasts, estimates or other expectations regarding future events. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “may,” “can,” “could,” “might,” “will” and similar expressions identify forward-looking statements, including statements related to expected operating and performing results, planned transactions, planned objectives of management, future developments or conditions in the industries in which Pulte and Centex participate and other trends, developments and uncertainties that may affect Pulte’s or Centex’s business in the future.

Such risks, uncertainties and other factors include, among other things: the possibility that the expected efficiencies and cost savings of the proposed transaction will not be realized, or will not be realized within the expected time period; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of Centex’s stockholders to approve the proposed merger; the failure of Pulte’s stockholders to approve either the charter amendment increasing the number of authorized shares of Pulte’s common stock or the issuance of Pulte’s common stock to Centex stockholders; the risk that the Pulte and Centex businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; interest rate changes and the availability of mortgage financing; continued volatility in, and potential further deterioration of, the debt and equity markets; competition within the industries in which Pulte and Centex operate; the availability and cost of land and other raw materials used by Pulte and Centex in their homebuilding operations; the availability and cost of insurance covering risks associated with Pulte’s and Centex’s businesses; shortages and the cost of labor; weather related slowdowns; slow growth initiatives and/or local building moratoria; governmental regulation, including the effects from the Emergency Economic Stabilization Act, the American Recovery and Reinvestment Act and the interpretation of tax, labor and environmental laws; changes in consumer confidence and preferences; terrorist acts and other acts of war; and other factors of national, regional and global scale, including those of a political, economic, business and competitive nature. See Pulte’s and Centex’s Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2008 and March 31, 2008, respectively, and other public filings with the Securities and Exchange Commission (the “SEC”) for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Pulte nor Centex undertakes any duty to update any forward-looking statement whether as a result of new information, future events or changes in our respective expectations.

Additional Information

In connection with the proposed transaction, Pulte and Centex will be filing documents with the SEC, including the filing by Pulte of a registration statement on Form S-4, and Pulte and Centex intend to mail a joint proxy statement regarding the proposed merger to their respective stockholders that will also constitute a prospectus of Pulte. Before making any voting or investment decision, investors are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Pulte’s website at www.pulte.com under the heading “Investor Relations” and then under the link “SEC Filings” and from Pulte by directing a request to Pulte Homes, Inc., 100 Bloomfield Hills Parkway Suite 300, Bloomfield Hills, MI, 48304, Attention: Investor Relations, and by accessing Centex’s website at www.centex.com under the heading “Investors” and then under the link “SEC Filings” and from Centex by directing a request to Centex Corporation Investor Relations, P.O. Box 199000, Dallas, Texas 75219-9000.

Pulte and Centex and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Pulte’s directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2009. You can find information about Centex’s directors and executive officers in its definitive proxy statement filed with the SEC on June 6, 2008. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Pulte and Centex using the contact information above.